Our Ref: 30198-00004	August 18, 2005

Via EDGAR & By Hand

Paul M. Dudek, Esq. Chief, Office of International Corporate Finance Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	China Development Bank
Registration Statement on Schedule B

Dear Mr. Dudek:

On behalf of China Development Bank (the “Bank”), we hereby transmit for electronic filing with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 101(a) of Regulation S-T under the Securities Act of 1933, as amended, the Bank’s shelf registration statement on Schedule B registering $610,000,000 aggregate principal amount of debt securities. Pursuant to Rule 429, the prospectus included in this registration statement and supplements thereto will also be used in connection with $400,000,000 of debt securities which have been registered under registration statement no. 333-117777. This registration statement, which is a new registration statement, also constitutes post-effective amendment no. 1 to registration statement no. 333-117777, such post-effective amendment to become effective concurrently with the effectiveness of this registration statement.

For your easy reference, we are also delivering to you by hand two (2) courtesy copies of the registration statement and two (2) copies of a black-lined copy against the registration statement (no. 333-117777) as declared effective on September 17, 2004. The Bank has informed us that it has already wired $71,797 to the SEC’s account at Mellon Bank to cover the registration fee.

PwC has advised that its filing reviewer is Kenneth Blomster, Partner of PricewaterhouseCoopers LLP, at P.O. Box 805, 500 Campus Drive, Florham Park, NJ 07932-0988. His telephone number is (973) 236-4570 and his fax number is (973) 236-7772.

To: Paul M. Dudek, Esq.	August 18, 2005
Page: 2

The Bank would like to request that the SEC staff kindly expedite the review process. Based on current schedule proposed to the working group, the Bank hopes to have the registration statement declared effective as soon as possible.

If you need any further information, please call my Hong Kong office at 011-852-2509-7865 or my mobile phone at 011-852-9177-8501. My email address is htli@sidley.com.

As always, we appreciate your assistance.

Very truly yours,

/s/ Huanting Timothy Li

cc:	Mr. Liang Huijiang
Deputy Managing Director of Treasury Department
China Development Bank, Beijing

Kenneth Blomster, Partner

PricewaterhouseCoopers, New Jersey

Raymond Yung, Partner

PricewaterhouseCoopers, Beijing

Robert Thomas, Esq.

Sullivan & Cromwell LLP, Beijing

Calvin Lai, Esq.

Sullivan & Cromwell LLP, Beijing